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NEWS RELEASE

NR10-05

February 10, 2010

Dorato Receives Initial Results from Taricori Drill Program

Highlights:  32.2 metres at 1.03 g/t gold, including

7.0 metres at 1.94 g/t gold and 3.3 metres at 2.3 g/t gold

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce initial drillhole assay results from the Taricori Gold Zone on the Condor gold project in northern Peru, which have been received from Minera Afrodita (previous News Release NR09-05, NR09-15).  Dorato has a right to acquire 100% of Minera Afrodita.

This first ever drill program at Taricori is designed to test a system of structurally controlled high-grade, poly-sulphide gold-bearing veins and determine the extent of wall-rock mineralization.  The high-grade vein system is well exposed by informal miners that have excavated approximately 2,600m of underground workings.  The drill results successfully demonstrate the existence of strong, pervasive wall rock mineralization on the periphery of the known mineralized system.

“These initial drill results, the first ever within this large 800-square kilometre section of the Cordillera del Condor district, and the first in the Peruvian territory, provides strong indication of the additional potential for bulk-tonnage-style gold mineralization beyond the mapped high-grade vein system at Taricori,” states Keith Henderson, Dorato’s President and CEO. “Intervals of up to 32.2 metres grading 1.03 g/t gold in a wider mineralized envelope surrounding higher-grade sections are greatly encouraging as the drill program continues to test the structures hosting the high-grade vein-hosted mineralization.”

Drill Results

All of the initial five reported drillholes from the Taricori zone intersected the targeted gold mineralization.  Intersections are typically centred on a higher-grade vein structure and buffered by broader zones of wall-rock mineralization.  Drillhole TAR-001 returned a 32.2-metre interval of 1.03 g/t gold including a higher-grade section of 7.0 metres of 1.94 g/t gold and 3.3 metres of 2.3 g/t gold.  Underground sampling east of these initial core holes indicates that the vein-hosted mineralization is typically higher grade within the area of mapped workings – which forthcoming drillholes are testing.  Drillhole locations are plotted on Figure 1.  Results are summarized in Table 1 that highlights significant intersections.

Table 1: Summary of Intersections*: Platform 1

DRILLHOLE		FROM	TO	WIDTH	GRADE

TAR 001	Intersection 1	45.46	46.5	1.04m	1.06 g/t gold

	Intersection 2	51.88	53.5	1.62m	1.14 g/t gold

	Intersection 3	78.0	110.2	32.2m	1.03 g/t gold
	including	89.0	96.0	7.0m	1.94 g/t gold
	and	103.52	106.8	3.28m	2.29 g/t gold

TAR 002	Results not yet available.

TAR 003	Intersection 1	35.0	49.0	14.0m	0.93 g/t gold
	including	35.0	39.0	4.0m	2.22 g/t gold

	Intersection 2	81.0	94.0	13.0m	1.36 g/t gold
	including	90.0	92.2	2.2	3.48 g/t gold

TAR 004	Intersection 1	7.3	9.0	1.7m	0.86 g/t gold

	Intersection 2	38.0	52.0	14.0m	0.92 g/t gold

	Intersection 3	79.3	83.3	4.0m	1.61 g/t gold

	Intersection 4	148.45	150.0	1.55m	1.81 g/t gold

TAR 005	Intersection 1	39.0	45.0	6.0	0.59 g/t gold

	Intersection 2	152.4	156.45	4.05m	0.78 g/t gold

TAR 006	Intersection 1	24.0	62.1	38.1m	0.51 g/t gold
	including	24.0	26.1	2.1m	2.99 g/t gold

	Intersection 2	69.95	75.0	5.05m	0.73 g/t gold

	Intersection 3	126.77	154.0	27.23	0.75 g/t gold

*using a cutoff of 0.25 g/t gold and allowing 4m of dilution

High-grade gold intersections less than 0.5 metre in width were intersected but have not been highlighted in the table above.  Narrow mineralized structures, as continuous but distal splays from main structures, could potentially become thicker and more significant as drilling moves closer to the high-grade vein zones.

Platform 1 was located at the top of the ridge and on the periphery of the system, and designed to test for potential extensions to the area of known underground workings.  Subsequent platforms are being located closer to areas of mapped informal underground workings, testing for interpreted high-grade veins and bulk-tonnage-style wall rock mineralization.

Drillhole TAR-002, which was flagged by rigorous QA/QC procedures, is undergoing partial re-analysis.  Results for TAR-002 and for the next series of holes drilled from Platform 2 are expected in the next couple of weeks.

Mapped Veins
TAR-001
TAR-005
TAR-002
TAR-003
TAR-006
TAR-004
100m

Figure 1: Drillhole Locations at Taricori Gold Zone

Taricori Geology

Drilling from Platform 1 has outlined a geological model, which will be built upon and reinterpreted as drilling progresses.  Drillholes TAR-001, -003, -005 and -006 were oriented in a northerly direction and intersected both volcanic hanging-wall rocks and intrusive footwall rocks.  The contact between hanging-wall and footwall appears to be structurally controlled, with a main fault and vein at the contact in addition to multiple veins and a stock-work structure penetrating the hanging-wall sequence.  Drillhole TAR-004 was drilled southward, towards another interpreted structure and intersected only volcanic and sedimentary hanging wall sequences.  In all holes, the hanging-wall sequence was dominated by volcano-sedimentary breccias and tuffs, as well as quartzose sandstones and mudstones.  The intrusive footwall rocks include granodiorite of the Zamora Batholith, as well as coarse porphyritic instrusive bodies previously designated as the Taricori Porphyry.

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.